LOAN AGREEMENT

THIS LOAN AGREEMENT (the "Loan Agreement") is made and entered into as of this 6th day of April, 2005, by and between **Maguire Properties, L.P.** (hereinafter called "Lender") whose notice address is 333 South Grand Avenue, Suite 400, Los Angeles, California 90071, and **National Safe Harbor Exchanges**, a California corporation (hereinafter called "Borrower"), whose notice address is 2390 E. Camelback Road, Suite 210, Phoenix, Arizona 85016. For and in consideration of the following recitals and mutual promises contained herein, Lender and Borrower confirm and agree as follows:

R E C I T A L S

A.   Borrower is acquiring beneficial ownership of certain real property located at San Diego Tech Center, Sorrento Mesa, California and more particularly described in **Exhibit A** attached hereto (the "Property").

B.   Borrower and Lender are parties to that certain Qualified Exchange Accommodation Agreement of a date even herewith pursuant to which Borrower is acquiring the Property.

C.   Lender has agreed to advance funds to Borrower to pay costs of acquiring the Property.

1.   DEFINITIONS

"Advance" shall mean any disbursement of the proceeds of the Subordinated Loan (as defined below) agreed upon by the parties hereto and made by Lender to Borrower pursuant to the terms hereof for the purposes set forth in the Recitals above.

"Close of Escrow" shall mean the date Borrower takes beneficial or equitable title to all or a portion of the Property, as provided under the Qualified Exchange Accommodation Agreement.

"Default" shall mean:

(a)   Any failure to pay any principal or interest under the Promissory Note when the same shall become due and payable and such failure continues for ten (10) days after notice thereof to Borrower, or the failure to pay any other sum due under the Promissory Note or this Loan Agreement as and when the same shall become due and payable and such failure continues for ten (10) days after notice thereof to Borrower. No notice, however, shall be required after maturity of the Promissory Note;

(b)   Any failure or neglect to perform or observe any of the covenants, conditions or provisions of this Loan Agreement;

(c)   The filing by Borrower of any proceeding under the federal bankruptcy laws now or hereafter existing or any other similar federal or state statute now or hereafter in effect; the entry of an order for relief under such laws with respect to Borrower; or the appointment of a receiver, trustee, custodian or conservator of all or any part of the assets of Borrower;

(d)   The admission in writing by Borrower that Borrower is unable to pay its debts as they mature or that it is generally not paying its debts as they mature (but this provision shall not affect Borrower's respective rights to contest any real estate taxes or related assessments);

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(e)   The institution of any legal action or proceedings to enforce any lien or encumbrance upon any portion of the Property that is not dismissed within thirty (30) days after its institution.

(f)   The encumbrance of the Property by Borrower other than those encumbrances (i) created by Borrower for money borrowed under this Agreement, or (ii) contemplated under the Qualified Exchange Accommodation Agreement, or (iii) tax liens

"Exchange" shall mean one or more like kind exchanges contemplated by the Qualified Exchange Accommodation Agreement.

"Prime Lender" shall mean Column Financial, Inc..

"Prime Lender Loan Agreements" shall mean the promissory note, the security instrument and any other documents reasonably required by Prime Lender to evidence and secure the loan from the Prime Lender.

"Qualified Exchange Accommodation Agreement" shall mean the Qualified Exchange Accommodation Agreement of which Lender and Borrower are parties, of a date even herewith, as it may be amended from time to time.

"Subordinated Loan" shall mean the loan made by Lender to Borrower pursuant to this Loan Agreement.

Capitalized words and phrases used herein and not defined herein shall have the meaning set forth in the Qualified Exchange Accommodation Agreement.

1. LOAN COMMITMENT; ADVANCES

1.1   Subject to the conditions herein set forth and for the purposes set forth in the Recitals, Lender agrees to loan to or for the benefit of Borrower, and Borrower agrees to draw upon and borrow funds in the manner and upon the terms and conditions herein expressed (the "Subordinated Loan").

1.2   The Subordinated Loan shall be evidenced by a Promissory Note (the "Note") of Borrower, executed and delivered simultaneously with the execution of this Agreement, in the form attached hereto as **Exhibit B**, payable to Lender upon the terms and conditions contained therein.

1.3   Borrower shall have no right to any Advance other than to have the same disbursed by Lender in accordance with this Loan Agreement. Any assignment or transfer, voluntary or involuntary, of this Loan Agreement or any right hereunder shall not be binding upon or in any way affect Lender without its written consent.

1.4   Lender shall make Advances contemplated herein and requested by Borrower in immediately available funds within three (3) business days after receipt of a written request therefore from Borrower.

2. REPRESENTATIONS AND WARRANTIES

Borrower represents and warrants to Lender as follows:

2.1   The recitals and statements of intent appearing in this Agreement are true and correct.

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2.2   Borrower is a duly organized, validly existing corporation and in good standing under the laws of the state of its organization.

2.3   Borrower has full power and authority to own its properties and assets (as legal, beneficial or equitable owner) and to carry on its business as now being conducted.

2.4   Borrower is fully authorized and permitted to enter into this Loan Agreement, to execute any and all documentation required herein, to borrow the amounts contemplated herein upon the terms set forth herein.

2.5   No actions, suits or proceedings are pending or threatened against Borrower that might materially and adversely affect the repayment of the Subordinated Loan, the performance by Borrower under this Loan Agreement or the financial condition, business or operations of Borrower.

2.6   This document is valid, binding and enforceable, and the execution does not conflict with laws or other documents binding on Borrower.

3. WAIVER

3.1   Borrower waives presentment, demand, protest and notices of protest, nonpayment, partial payment and all other notices and formalities except as expressly called for in this Agreement. Borrower consents to and waives notice of: (i) the granting of indulgences or extensions of time of payment, (ii) the taking or releasing of security, and (iii) the addition or release of persons who may be or become primarily or secondarily liable for the Subordinated Loan or any other indebtedness arising in connection with the Subordinated Loan, or any part thereof, and all in such manner and at such time as Lender may deem advisable.

3.2   No delay or omission by Lender in exercising any right, power or remedy hereunder, and no indulgence given to Borrower, with respect to any term, condition or provision set forth herein, shall impair any right, power or remedy of Lender under this Agreement, or be construed as a waiver by Lender of, or acquiescence in, any Event of Default. Likewise, no such delay, omission or indulgence by Lender shall be construed as a variation or waiver of any of the terms, conditions or provisions of this Agreement. Any actual waiver by Lender of any Event of Default shall not be a waiver of any other prior or subsequent Event of Default or of the same Event of Default after notice to Borrower demanding strict performance.

3.3   Upon the occurrence of any Default and at any time while such Default is continuing, Lender may do one or more of the following:

     (a)   Cease upon fifteen (15) days' advance written notice making Advances and declare the entire Subordinated Loan and all other indebtedness of Borrower hereunder immediately due and payable, without notice or demand;

     (b)   Proceed to protect and enforce its rights and remedies under this Loan Agreement and the Note; and

     (c)   Avail itself of any other relief to which Lender may be legally or equitably entitled.

4. ACTION UPON AGREEMENT

4.1   This Agreement is made for the sole protection and benefit of the parties hereto and no other person or organization shall have any right of action hereon.

4.2   This Agreement embodies the entire Agreement of the parties with regard to the subject matter hereof. There are no representations, promises, warranties, understandings or agreements expressed or implied, oral or otherwise, in relation thereto, except those expressly referred to or set forth

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herein. Borrower acknowledges that the execution and delivery of this Agreement is its free and voluntary act and deed, and that said execution and delivery have not been induced by, nor done in reliance upon, any representations, promises, warranties, understandings or agreements made by Lender, its agents, officers, employees or representatives.

4.3 No promise, representation, warranty or agreement made subsequent to the execution and delivery of this Agreement by either party hereto, and no revocation, partial or otherwise, or change, amendment or addition to, or alteration or modification of, this Agreement shall be valid unless the same shall be in writing signed by all parties hereto.

4.4 Lender and Borrower each have separate and independent rights and obligations under this Agreement. Nothing contained herein shall be construed as creating, forming or constituting any partnership, joint venture, merger or consolidation of Borrower and Lender for any purpose or in any respect.

5. **GENERAL**

5.1 This Loan Agreement shall survive the making of Advances and shall continue so long as any part of the Subordinated Loan, or any extension or renewal thereof, remains outstanding.

5.2 Time is expressly made of the essence of this Agreement.

5.3 Any request, notice or other communication to be given under this Agreement must be in writing and delivered personally or by messenger, private mail, courier service, facsimile or sent by registered, certified mail, return-receipt requested, or postage-prepaid. All notices will be considered effective (i) upon receipt, if delivered personally or by messenger or private mail courier, (ii) on the business day of successful transmission by facsimile, (iii) otherwise on the third business day after deposit in the U.S. mail, postage- prepaid, or (iv) the next business day after deposit with a nationally recognized overnight courier service. Any party may change its address or facsimile number by a communication in accordance herewith.

5.4 This Loan Agreement shall be governed by and construed according to the laws of the State of California.

5.5 Except as otherwise provided herein, this Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their successors and assigns.

5.6 The headings or captions of sections in this Agreement are for reference only, do not define or limit the provisions of such sections, and shall not affect the interpretation of this Agreement.

5.7 Wherever in this Loan Agreement it shall be required or permitted that notice or any other communication be given or served by either party to this Loan Agreement to or on the other, such notice or other communication shall be deemed to have given or served if in writing, and delivered personally, or deposited in the United States mail, certified with return receipt requested, postage prepaid, addressed as follows:

| Lender: | Maguire Properties, L.P.
333 South Grand Ave., Suite 400
Los Angeles, CA 90071 |
| Borrower: | National Safe Harbor Exchanges
Attn: Dana R. Sobrado
2390 East Camelback Road, Suite 210
Phoenix, Arizona 85016 |

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5.8   Borrower hereby grants Lender a first priority security interest in Borrower's sole membership interest in Maguire Properties – San Diego Tech Center, LLC. Notwithstanding anything to the contrary in this Loan Agreement or in the Promissory Note, this is a non-recourse obligation with respect to Borrower. Lender's sole source for repayment of the obligation is the Property. Borrower, its directors, officers and assigns shall not have personal liability for the repayment of any amounts evidenced by the Promissory Note or for the performance or observance of any covenant, indemnification, or condition contained in this Loan Agreement or the Promissory Note. No personal deficiency judgment shall be sought or entered against Borrower by the Lender as a result of any default.

[signatures on following page]

IN WITNESS WHEREOF, these presents are executed as of the date indicated above.

BORROWER:

National Safe Harbor Exchanges, a California
corporation

By: _____

Name: Dana R. Sobrado

Its: Assistant Vice President

LENDER:

Maguire Properties, L.P., a Maryland limited partnership

By: Maguire   Properties,   Inc.,   a   Maryland
      corporation, its general partner

      By: _____

      Name: _____ Dallas E. Lucas

      Its: _____ Executive Vice President & CFO

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